Exhibit 21.1 – Subsidiaries of the Registrant

Subsidiaries	State of Incorporation/Formation
Quad City Bank and Trust Company	Iowa
Cedar Rapids Bank and Trust Company	Iowa
Rockford Bank and Trust Company	Illinois
Quad City Bancard, Inc.	Delaware
m2 Lease Funds, LLC	Wisconsin
QCR Holdings Statutory Trust II	Connecticut
QCR Holdings Statutory Trust III	Connecticut
QCR Holdings Statutory Trust IV	Delaware
QCR Holdings Statutory Trust V	Delaware
Velie Plantation Holding Company, LLC	Iowa